UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 3
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person

     Donlou, George E.

2. Date of Event Requiring Statement (Month/Day/Year)

     04/13/99

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Issuer Name and Ticker or Trading Symbol

     SGI International (SGII)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

( )Director ( )10% Owner (X)Officer (give title below) (X)Other (specify below)

     Vice President Finance/Controller

6. If Amendment, Date of Original (Month/Day/Year)


7. Individual or Joint/Group Filing (Check Applicable Line)

(X) Form filed by One Reporting Person
( ) Form filed by More than One Reporting Person


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Table I -- Non-Derivative Securities Beneficially Owned


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1. Title of Security

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2. Amount of Securities Beneficially Owned

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3. Ownership Form: Direct (D) or Indirect (I)

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4. Nature of Indirect Beneficial Ownership

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Table II -- Derivative Securities Beneficially Owned

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1. Title of Derivative Security

     Incentive Stock Options and Warrants
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2. Date Exercisable and Expiration Date (Month, Day, Year)




             Expiration Date:                    Date Exercisable:

             Warrants    (A)  12/31/01           Immediately

             Options     (B)  09/07/07           Immediately
                         (C)  01/03/03           Immediately
                         (D)  04/21/03           Immediately
                         (E)  10/01/03           10/01/99
                         (F)  04/01/04           04/02/00
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3. Title and Amount of Securities Underlying Derivative Security

   Title: Warrants & Options

   Amount or Number of Shares:

          Warrants:   (A)  100,000 shares
          Options:    (B)  15,000 shares
                      (C)  20,000 shares
                      (D)  25,000 shares
                      (E)  10,000 shares
                      (F)  50,000 shares
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4. Conversion or Exercise Price of Derivative Security

          Warrants:   (A)   $1.03
          Options:    (B)   $1.03
                      (C)   $0.8437
                      (D)   $0.6250
                      (E)   $0.265
                      (F)   $0.125

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5. Ownership Form of Derivative Security: Direct (D) or Indirect (I)

     All warrants and incentive stock options (D)
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6. Nature of Indirect Beneficial Ownership

     N/A
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Explanation of Responses:

(1) Incentive stock options are exercisable only after the underlying stock is registered or after the passage of one year.